Exhibit 19.1

CITROTECH INC.

STATEMENT OF COMPANY POLICY REGARDING INSIDER TRADING AND UNAUTHORIZED DISCLOSURES

Effective: March 16, 2026

The following information regarding our Policy on Insider Trading and Unauthorized Disclosures may be summarized simply as follows: DO NOT trade on or pass to others material nonpublic information about the Company or about those with whom the Company has a business relationship. To do so could have grave consequences to both you and the Company.

I. Introduction and Background

A. Purpose. Under the U.S. federal securities laws, it is illegal to trade in the securities of CitroTech Inc. while in the possession of material nonpublic information about CitroTech Inc. or any of its divisions, subsidiaries, affiliates or successors (collectively, the “Company”). It is also illegal to disclose or give material nonpublic information to others who may trade on the basis of that information or to advise others how to trade while in possession of material nonpublic information. Any person who possesses material nonpublic information about the Company is deemed to be an “insider.” The category of insiders is NOT limited to officers and directors.

The U.S. Securities and Exchange Commission (the “SEC”) and the national stock exchanges are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. The federal securities laws impose severe sanctions on those who engage in insider trading. Individuals who either trade on material non-public information or provide a “tip” of such information to others may be subject to, among other things:

➢	Criminal fines up to $5,000,000;

➢	Prison sentence of up to twenty-five (25) years;

➢	Civil penalties of up to three times the profit gained or loss avoided as a result of such sale, purchase or tip.

In addition to sanctions against those who directly violate the prohibition on insider trading, in certain circumstances the U.S. federal securities laws impose large fines on companies and their directors and officers for failure to take reasonable measures to prevent such violations (what is referred to as “controlling person” liability).

B. Persons Subject to this Policy. This Policy applies to all officers of the Company and its subsidiaries, and all members of the Company’s Board of Directors. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. In addition, this Policy also applies to the following:

1.Transactions by Family Members and Others. This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore, you should make them aware of the need to confer with you before they trade in any Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

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2.Transactions by Entities that You Influence or Control. This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

C. Transactions Subject to the Policy.

1. Transactions in Company Securities. This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common shares, options to purchase common shares, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible notes, debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities.

2. Transaction in Securities of Other Companies. No director, officer or employee who, while acting for the Company, obtains material nonpublic information about another publicly-traded company, including customers, suppliers, competitors, joint-venture partners or potential acquisition targets, may buy or sell securities (or enter into any transaction involving derivative or any other securities) of that company or otherwise misuse such information.

D. Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member, household member or entity whose transactions are subject to this Policy, as discussed herein, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer (as defined below) or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties (both civil and criminal) and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

E. Administration of the Policy – Compliance Officer. The Company’s General Counsel shall serve as the initial Compliance Officer for the purposes of this Policy, and in his or her absence, another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations of this Policy by such Compliance Officer shall be final and not subject to further review.

II. Statement of Policy

A. General Policy. It is the policy of the Company that no director or officer of the Company (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1. Buy or sell any Company Securities or engage in any other transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans”, “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans (as set forth below)”;

2. Recommend the purchase or sale of any Company Securities;

3. Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4. Assist anyone engaged in any of the above activities.

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There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

B. Disclosing Information to Others; Tipping. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material nonpublic information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not disclose Company information to anyone outside the Company, including Family Members, friends, social acquaintances or anyone else, or other than in accordance with those procedures. You may not pass on to others any nonpublic information about the Company (or any other company that you obtain information about while acting for the Company) or recommend the purchase or sale of the Company’s securities while in the possession of material nonpublic information. This prohibition applies whether or not you receive any benefit from the other person’s use of that information.

1. Designated Spokespersons. The Company has authorized the Company’s Chief Executive Officer, Chief Financial Officer, Chairman and General Counsel, if any, together with those persons whom they designate from time to time in writing, to be the “Company Spokespersons.” Due to the risk of inadvertent disclosure of material nonpublic information, no one but a Company Spokespersons may speak about or on behalf of the Company to any broker-dealer including their associated persons (such as an analyst or investment banker), investment adviser, institutional investment manager or investment company, media outlet or shareholder, except when and if he or she has been designated a Company Spokesperson. Requests for information about the Company should in all cases be promptly directed to a Company Spokesperson.

2. Internet Disclosures. Due to the risk of inadvertent disclosure of material nonpublic information, no director, officer or employee of the Company may disclose or discuss any nonpublic information of the Company via use of an Internet website (whether or not such site is specifically related to the Company). While you may “like” or “share” information that has already been publicly released on Twitter, Facebook or LinkedIn, we strongly discourage you from adding commentary as you may inadvertently add material nonpublic information. We also strongly discourage you from participating in any Internet-based forum, chat room, message board or social media site when the subject matter relates to the Company, competitors to the Company or entities with which the Company has a significant business relationship. It is a common misperception that the identity of participants on Internet discussion forums is secret. You should be aware that government agencies, companies and individuals may obtain this information under certain circumstances, and thus there may be no real “anonymity” on the Internet.

3. No Comment Policy for Rumors and Litigation. The Company has a general policy that it will not comment on rumors concerning Company developments, including, but not limited to, rumors concerning public offerings of the Company’s securities, acquisitions or dispositions, restructurings or similar matters, except as approved by a Company Spokesperson (or a designee of a Company Spokesperson). Additionally, the Company has a general policy that it will not comment on any pending or threatened litigation. Any requests for comment on the foregoing matters should be directed to an authorized Company Spokesperson.

4. Confidential Information. Your confidentiality agreement with the Company prohibits you from disclosing any proprietary or confidential information of the Company (or of any other Company that you obtain information from about while acting for the Company) to ANY third party, regardless of whether such information is material, except when necessary for, and clearly authorized in connection with, the conduct of the Company’s business.

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C. Definition of Material Nonpublic Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Projections of future financial performance, earnings or losses, or other earnings guidance;
•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•	Knowledge regarding a pending or proposed merger, acquisition tender offer or acquisition or disposition of a significant asset;
•	A major contract award or cancellation of an existing significant contract;
•	The gain or loss of a significant customer, partner, distributor or supplier;
•	A Company restructuring;
•	A change in dividend policy or plans to announce a dividend;
•	The declaration of a stock split, or an offering of additional securities;
•	The establishment of a repurchase program for Company Securities;
•	Bank borrowings or other financing transactions out of the ordinary course;
•	A significant change in the Company’s pricing or cost structure;
•	A change in management;
•	Significant related party transactions;
•	A change in the Company’s auditors or notification that the auditor’s reports may no longer be relied upon;
•	Development (or the status of) of a breakthrough technology, new product, process or service;
•	Breaches of the Company’s information technology systems or other cybersecurity incidents;
•	Adverse or favorable developments with the Company’s regulators, including the US FDA;
•	Developments in pending or threatened significant litigation, or the resolution of such litigation;
•	Impending bankruptcy or the existence of severe liquidity problems; or
•	The imposition of a ban on trading in Company Securities or the securities of another company.

Either positive or negative information may be material. If you are unsure at any time as to whether you are aware of material nonpublic information about the Company, you should contact the Compliance Officer for clarification.

Twenty-Twenty Hindsight. Please be advised that anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view your actions in hindsight.

D. When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information before it will be deemed to be publicly disclosed. As a general rule, information should not be considered fully absorbed by the marketplace until after one full business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

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E. Transactions Under Company Plans; Gifts and Rule 10b5-1 Trading Programs. This Policy does not apply in the case of the following transactions, except as specifically noted:

1. Stock Option Exercises. This Policy does not apply to the cash exercise of an employee stock option acquired pursuant to the Company’s equity plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2. Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

3. 401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain discretionary elections you may make under the 401(k) plan, including, but not limited to, an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock or any self-directed investments through your 401(k) account.

4. Employee Stock Purchase Plan. The Company may in the future implement an employee stock purchase plan. This Policy does not apply to purchases of Company Securities in an employee stock purchase plan resulting from your periodic contribution of money to such plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to such plan.

5. Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under a dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to a dividend reinvestment plan, and to your election to participate in a plan or increase your level of participation in such plan. This Policy also applies to your sale of any Company Securities purchased pursuant to such a plan.

6. Transactions Not Involving a Purchase or Sale. Bona fide gifts of securities (without any consideration) are not transactions subject to this Policy. Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

7. Rule 10b5-1 Trading Plan. This Policy does not apply to the purchase or sale of Company Securities in Rule 10b5-1 trading plan that (i) has been pre-approved in writing by the Compliance Officer (and the Company’s outside counsel, as applicable), which approval shall be in the sole discretion of such officer (and the Company’s outside counsel, as applicable), and (ii) meets such other requirements as the Company may impose from time to time as set forth in its 10b5-1 Trading Policy, including the following (a “10b5-1 Plan”):

a. A Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information and is not at that time subject to a Quarterly Blackout Window or a Special Blackout Window. Once the 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate all discretion on these matters to an independent third party.

b. The 10b5-1 Plan must comply with the applicable cooling-off period under Rule 10b5-1(c)(1)(i)(B) (the “Cooling-Off Period”), and be signed and dated by the person entering into the 10b5-1 Plan, but may not be established within six months after a prior Form 10b5-1 Plan was terminated prior to the expiration of its term;

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c. If the 10b5-1 Plan is amended or modified, the first trade pursuant to such amended or modified 10b5-1 Plan shall not occur until the expiration of the Cooling-Off Period following the adoption of such amendment or modification;

d. The 10b5-1 Plan must be in a form that meets the requirements of Rule 10b5-1 (as interpreted by the sole discretion of the Compliance Officer) and must explicitly provide for the Company’s right of suspension pursuant to subsection e below;

e. The 10b5-1 Plan must by its terms be subject to the right of the Company to suspend trades to the extent the Company deems such suspension to be in the best interests of the Company, as for example, where such suspension is necessary to comply with the requests of underwriters for “lock-up” agreements in connection with an underwritten public offering of the Company’s securities.

F. Additional Prohibited Transactions. The Company considers it improper and inappropriate for any director or officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. It therefore is the Company’s policy that directors, officers and other employees may NOT engage in any of the following transactions (except as specifically provided below):

1. Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits officers and directors from engaging in short sales.

2. Publicly Traded Company Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

3. Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, are prohibited as they allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. While the foregoing hedging transactions are prohibited, the Company strongly discourages you from engaging in any other transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Compliance Officer. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth the mechanics of such arrangement as well as the justification for the proposed arrangement.

4. Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or pledging Company Securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Compliance Officer at least one week prior to the proposed execution of documents evidencing the proposed pledge.

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5. Standing Limit Orders. Standing and limit orders (except standing and limit orders under pre-approved Rule 10b5-1 Plans, as described above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures” including that it cannot extend into any Blackout Period.

III. Additional Procedures and Protections.

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.

A. Pre-Clearance Procedures. Any person subject to this policy, as well as the Family Members and the Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction IN WRITING from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may, in such officer’s sole discretion, determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. Any transactions that have been pre-cleared in writing, must be effected within five (5) business days of the date of approval or an additional pre-approval in writing must be obtained from the Compliance Officer for such transaction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the Compliance Officer. If the requester is also an officer or director of the Company, they should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, on or before the time of any sale.

B. Quarterly Trading Restrictions – Blackout Windows. Any person subject to this policy, as well as their Family Members or Controlled Entities, may not buy or sell or conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a “Quarterly Blackout Period,” which begins two weeks before the end of each fiscal quarter and ends one full business day after the date of the public release of the Company’s earnings results for that quarter. If the quarterly earnings are released on Monday at any time, then the Quarterly Blackout Period won’t open until the stock market opens on Wednesday. In other words, these persons may only conduct transactions in Company Securities when the Company is not in a Blackout Period.

C. Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, any persons subject to this policy may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, persons subject to this policy should refrain from trading in Company Securities even sooner than the typical Quarterly Blackout Period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. No exceptions will be granted during an event-specific trading restriction period.

D. Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans” that meet the requirements for such a Plan.

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IV. Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of your service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Additional Procedures” above, however, will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

V. Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the person’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

VI. Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from our initial Compliance Officer, Anthony Newton, who can be reached by telephone at +1 832-452-0269 or by e-mail at tony.newton@citrotech.com. In addition, if you have any doubt as to whether you are in possession of material, nonpublic information or whether a trade may otherwise violate this Policy, you should contact the Compliance Officer before trading any Company Securities.

Ultimately, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual officer or director.

Please note: The Company may change these procedures or adopt such other procedures in the future as the Company considers appropriate in order to carry out the purposes of this Policy or to comply with the federal securities laws.

No Third Party Rights. This Policy is not intended to create any rights in third parties with respect to any violation of its terms and is also not intended to create any legal liability for the Company or any employee, officer or director beyond those for which they are already responsible under applicable securities laws.

Certifications. All officers and directors must certify their understanding of, and intent to comply with this Policy. A copy of the certification that all officers and directors must sign is attached to this Policy.

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CERTIFICATION

I certify that:

1. I have read and understand the CitroTech Inc. (the “Company”) Policy on Insider Trading and Unauthorized Disclosures effective March 16, 2026 (the “Policy”). I understand that the Compliance Officer and our outside legal counsel are available to answer to any questions that I have regarding the Policy.

2. I agree that I will continue to comply with the Policy for as long as I am subject to the Policy.

3. This certification constitutes consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

Signature:___________________________________

Print Name:__________________________________

Date:_______________________________________

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